Filed pursuant to Rule 433
Registration No. 333-166911

A two-minute guide.

KfW BANKENGRUPPE

The following information is dated January 24, 2011 and has not been subsequently updated. No person other than KfW has been authorized to use or distribute this document.

KfW at a Glance.

- The promotional bank of the Federal Republic of Germany, established in 1948 as a public law institution.
- Ownership: The Federal Republic of Germany holds 80% of the capital, the German federal states *(Länder)* the remaining 20%.
- Exempt from corporate taxes and from the requirements of the German Banking Act *(Kreditwesengesetz)*.
- Regulated by the "Law Concerning KfW" *(Gesetz über die Kreditanstalt für Wiederaufbau)*.
- Supervised by the German Federal Ministry of Finance, in consultation with the Federal Ministry of Economics and Technology.
- Explicit and direct statutory guarantee and institutional liability *(Anstaltslast)* of the Federal Republic of Germany.

Explicit and Direct Statutory Guarantee from the Federal Republic of Germany.

The Law Concerning KfW expressly provides that the Federal Republic of Germany guarantees all existing and future obligations of KfW in respect of money borrowed, bonds and notes issued and derivative transactions entered into by KfW, as well as obligations of third parties that are expressly guaranteed by KfW (Law Concerning KfW, § 1a).

KfW's Ratings.*

	Long-term rating	Short-term rating	Outlook
Standard & Poor's	AAA	A-1+	Stable
Moody's Investors Service	Aaa	P-1	Stable
Fitch Ratings	AAA	F1+	Stable

* A rating is not a recommendation to buy, hold or sell the securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

KfW Bankengruppe's* Business Areas.

KfW SME Bank

Promotion of small- and medium-sized enterprises ("SMEs"), business founders, start-ups & self-employed professionals in Germany.

Export & Project Finance

Customized financing for exports and project and corporate financing worldwide via its wholly owned entity KfW IPEX-Bank.

KfW Private Client Bank

Housing-related loans and grants as well as financing for education to private clients in Germany.

Promotion of Developing & Transition Countries

KfW's public (KfW Development Bank) & private sector (DEG) development cooperation activities.

KfW Municipal Bank

Financing for public clients, such as municipalities and regional promotional banks.

Capital Markets

Treasury and funding, securitization, and other capital markets-related activities.

*KfW and its consolidated subsidiaries

Selected Financial Data of KfW Bankengruppe.

EUR in billions	2010* as of 30.09.	2009** as of 30.12.
Balance sheet total	445.8	400.1
Equity	14.7	13.1
Tier 1 ratio	12.0%	9.4%
Operating result before valuation	1.7	2.2
Consolidated profit/loss	1.5	1.1

Unaudited interim financial information prepared in accordance with IFRS applicable to interim financial reporting as adopted by the European Union. This information is not necessarily indicative of the figures of KfW Bankengruppe for the full year ending December 31, 2010.

KfW's Funding Volume (EUR billion)



100
80
60
40
20
0
75.3
74.7
76.4
2008
2009
2010

***Consolidated financial statements prepared in accordance with IFRS as adopted by the European Union*

A two-minute guide. Where to find out more about KfW Bankengruppe: www.kfw.de about KfW’s SEC-registered securities and company information: http://www.sec.gov/edgar.shtml Subscription to KfW’s e-mail US-newsletter under: www.kfw.de/us-investors or contact us. Dr. Frank Czichowski Treasurer + 49 69 7431-2165 frank.czichowski@kfw.de Horst Seissinger Head of Capital Markets + 49 69 7431-2048 horst.seissinger@kfw.de Petra Wehlert Head of Funding + 49 69 7431-4650 petra.wehlert@kfw.de Dr. Bernd Siegfried Head of Investor Relations + 49 69 7431-2222 investor.relations@kfw.de KfW’s Three-Pillar Funding-Strategy. Benchmark Programs Large-sized bonds (EUR / USD) Benchmark maturities Targeted issue sizes (each): Min. EUR/USD 3 - 5 billion Global format (SEC-registered) Public Transactions Large-sized bonds: Callables (EUR / USD) Non-benchmark maturities Other semi-strategic markets (e.g. GBP, CAD, CHF, AUD, ) Other public bonds in various currencies Local Emerging Markets (MYR, THB) Types of documentation: Global format (SEC-registered) KfW Note Programme (EMTN) KfW US-MTN Program Kangaroo Programme (AUD) KfW MYR Programme Stand-alone documentation (CHF, THB) Private Placements* Customized products for investor needs Flexible with respect to currency, structure, early termination and maturity Types of documentation KfW Note Programme (EMTN) KfW US-MTN Program Listing optional (KfW Note Programme) Other 2010: 57% 2010: 35% 2010: 8% Funding Volume 2010: EUR 76.4 billion Possible Structures Callables Range-accruals Zero-bonds CMS/CMT-linked structures FX-linked structures Index-linked structures Inflation-linked structures Equity-linked structures Commodity-linked structures Envisaged minimum size: USD 5 million Envisaged minimum non-call-period: 6 months Envisaged minimum call-frequency: Quarterly Minimum maturity: 1 year Method of distribution: Firm underwriting Program volume: USD 10 billion Targeted investors: US-domiciled investors Currencies: USD and other major currencies Governing law, Forum: German law, Frankfurt am Main, Germany Listing: None Registered with the SEC KfW’s US-MTN Program. Fact Sheet Current permanent dealers: BofA Merrill Lynch, Barclays Capital, Goldman, Sachs & Co., Morgan Stanley Open platform: Accessible to “Dealers of the Day” Permanent dealer panel can be extended Current Funding Policy US-MTN Dealer Panel * Term used here in the commercial sense to refer to sales to a specific investor or a limited number of investors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  KfW’s prospectus supplement relating to the US MTN Program is available through the following link: http://www.sec.gov/Archives/edgar/data/821533/000119312510127668/d424b3.htm, KfW’s base prospectus relating to SEC-registered notes is available through the following link: http://www.sec.gov/Archives/edgar/data/821533/000119312510127661/d424b3.htm. Alternatively, the issuer will arrange to send you the prospectus, which you may request by calling collect 1800 292 0049 (for the operator) and then 069 7431 22 22  (for KfW's Investor Relations Team) or by emailing investor.relations@kfw.de.